On June 4, 2014, the Board of Directors approved a resolution to reorganize Calvert VP Inflation Protected Plus Portfolio ("Acquired Portfolio") into Calvert VP Investment Grade Bond Index Portfolio ("Acquiring Portfolio"), each a series of Calvert Variable Products, Inc. The reorganization involved a transfer of all of the assets of the Acquired Portfolio for shares of the Acquiring Portfolio and the assumption of the liabilities of the Acquired Portfolio.  Shareholders of Calvert VP Inflation Protected Plus Portfolio voted to approve the reorganization on October 31, 2014, and the merger took place at the close of business on November 15, 2014.